Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	September 30, 2020	December 31, 2019
ASSETS

Current
Cash	$9,817	$7,401
Amounts receivable	482	472
Prepaid expenses	763	1,039
	11,062	8,912
Non-Current
Restricted deposits (Notes 6 and 11)	11,720	11,449
Amounts receivable and other assets	2,655	2,442
Mineral property, plant and equipment (Note 4)	417,982	410,132
Intangibles (Note 5)	24,403	24,380
Total Assets	467,822	457,315

LIABILITIES

Current
Accounts payable and accruals	3,747	4,533
Lease liabilities	91	60
Environmental rehabilitation provision (Note 6)	1,513	1,276
	5,351	5,869
Non-Current
Accruals	600	-
Lease liabilities	490	556
Convertible debt (Note 8)	18,326	-
Promissory note (Note 9)	16,368	15,501
Environmental rehabilitation provision (Note 6)	53,410	51,249
Total Liabilities	94,545	73,175

SHAREHOLDERS’ EQUITY

Share capital	527,822	526,884
Equity reserves	69,648	64,648
Deficit	(224,193)	(207,392)
Total Shareholders’ Equity	373,277	384,140
Total Liabilities and Shareholders’ Equity	$467,822	$457,315

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry , Director	/s/ Dr. David Dreisinger , Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operations Expense
Resource evaluation	$2,219	$-	$8,842	$-
Salaries, directors’ fees and related benefits	1,029	668	3,401	1,893
Share-based compensation (Note 10)	322	120	1,481	1,418
Public company and public relations	278	289	1,026	975
Professional fees	80	44	579	258
Office and administration	306	137	588	415
Depreciation	62	29	168	93
Loss from Operations	4,296	1,287	16,085	5,052

Other Expenses (Income)
Finance (income) costs - net (Note 11)	(882)	630	1,086	1,872
Loss on foreign exchange	-	6	2	13
Loss on debenture modification	-	-	-	2,004
Gain on disposal of assets	-	(207)	-	(379)
Gain on financial asset fair value	(70)	(123)	(362)	(221)
Other income	(3)	(15)	(10)	(35)
Total Other (Income) Expenses	(955)	291	716	3,254

Total Loss and Comprehensive Loss for the Period	3,341	1,578	16,801	8,306

Basic and Diluted Loss per Share	$0.03	$0.02	$0.17	$0.15

Weighted Average Number of Shares – basic and diluted	100,699,716	100,517,759	100,642,313	55,982,436

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2018	32,119,007	$272,420	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	(8,306)	(8,306)
Rights Offering & issuance costs	68,281,384	253,047	-	-	253,047
Debenture refinancing warrants	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	7,875	46	-	-	46
Exercise of share options (Note 10)	40,017	572	(298)	-	274
Vesting of restricted shares and RSU’s (Note 10)	64,451	715	(715)	-	-
Share-based compensation (Note 10)	10,292	84	1,819	-	1,903
Balance – September 30, 2019	100,523,026	$526,884	$64,481	$(157,795)	$433,570

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2019	100,523,026	$526,884	$64,648	$(207,392)	$384,140
Total comprehensive loss for the period	-	-	-	(16,801)	(16,801)
Debenture exchange warrants (Note 8)	-	-	4,976	-	4,976
Vesting of restricted shares and RSU’s (Note 10)	119,242	788	(788)	-	-
Share-based compensation (Note 10)	57,481	150	812	-	962
Rounding due to share consolidation	(33)	-	-	-	-
Balance – September 30, 2020	100,699,716	$527,822	$69,648	$(224,193)	$373,277

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating Activities
Loss for the period	$(3,341)	$(1,578)	$(16,801)	$(8,306)
Items not involving cash:
Depreciation	62	29	168	93
Interest expense (Note 11)	516	-	1,281	-
Environmental rehabilitation provision accretion (Notes 6 and 11)	520	671	1,561	1,527
Share-based compensation (Note 10)	322	120	1,481	1,418
Unrealized loss (gain) on foreign exchange	(2)	3	1	4
Loss on debenture modification	-	-	-	2,004
Gain on disposal of assets	-	(207)	-	(379)
Gain on financial asset fair value	(70)	(208)	(362)	(713)
Changes in non-cash working capital
Restricted deposits	(428)	-	(271)	-
Amounts receivable and other assets	72	60	139	335
Prepaid expenses	(140)	229	276	223
Accounts payable and accruals	(1,487)	(534)	(1,174)	1,715
Net cash used in operating activities	(3,976)	(1,415)	(13,701)	(2,079)

Financing Activities
Share issuance proceeds	-	-	-	21,839
Share issuance costs	-	-	-	(11,953)
Debenture funding, net of costs (Note 8)	9,000	15,000	22,888	15,000
Debenture repayment	-	-	-	(6,882)
Cash settled RSU’s (Note 10)	-	(3)	(85)	(232)
Net cash provided by financing activities	9,000	14,997	22,803	17,772

Investing Activities
Property, plant and equipment purchases (Note 4)	(1,682)	(4,956)	(6,623)	(15,801)
Property, plant and equipment disposal proceeds	-	207	-	1,250
Intangible purchases (Note 5)	-	-	(62)	-
Net cash used in investing activities	(1,682)	(4,749)	(6,685)	(14,551)

Net Increase in Cash	3,342	8,833	2,417	1,142
Effect of foreign exchange on Cash	2	(3)	(1)	(4)
Cash - Beginning of period	6,473	6,165	7,401	13,857
Cash - End of period	$9,817	$14,995	$9,817	$14,995
Supplemental information – non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$358	$(1,252)	$377	$(96)
Capitalization of borrowing costs to mineral property	-	188	-	14,598
Capitalization of share-based compensation to mineral property (Note 10)	93	41	266	482
Capitalization of shares for land options to mineral property	-	10	-	46
Share issuance proceeds (Note 10)	-	-	-	243,435
Debenture repayment (Note 10)	$-	$-	$-	$(243,435)

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The Company has a majority shareholder relationship with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), as a result of Glencore’s ownership of 71.5% of the Company’s issued shares.

The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.   During the first quarter of 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing and the air permit to the MPCA to provide additional information. The Company, MDNR, MPCA and several other groups petitioned the Minnesota Supreme Court to review these decisions. In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the Permit to Mine and dam safety permits and oral arguments were heard in October 2020.  In June 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the air permit and oral arguments were heard in November 2020.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity - Continued

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at September 30, 2020, the Company had cash of $9.817 million, working capital of $5.711 million and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. As of September 30, 2020, the Company had issued $23.0 million of convertible debentures to Glencore under this agreement (see Note 8).

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.

In late December 2019, a novel coronavirus (COVID-19) was identified as originating in China, which subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets. This could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the ability to raise sufficient funds to finance ongoing development of the Project.  The extent to which COVID-19 impacts the Company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, has not been material to date but will depend on future developments, which are highly uncertain and cannot be predicted at this time.

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2019.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.  The financial statements were approved by the Board of Directors on November 5, 2020.

Effective August 26, 2020, the Company completed a consolidation of its common shares at a ratio of ten pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2021.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2020.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $3.186 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company’s recovery of $0.249 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2019	$409,356	$776	$410,132
Additions	6,671	88	6,759
Disposals	-	(9)	(9)
Changes to environmental rehabilitation provision (Note 6)	1,229	-	1,229
Amortization and Depreciation	-	(129)	(129)
Balance at September 30, 2020	417,256	726	417,982
Gross carrying value	464,424	1,999	466,423
Accumulated depreciation and impairment	$(47,168)	$(1,273)	$(48,441)

Mineral Property	September 30, 2020	December 31, 2019
Mineral property acquisition and interest costs	$79,625	$79,625
Mine plan and development	52,098	51,388
Environmental	145,989	142,814
Consulting and wages	60,974	58,610
Reclamation and remediation (Note 6)	48,128	46,899
Site activities	30,364	29,942
Mine equipment	78	78
Total	$417,256	$409,356

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.    Mineral Property, Plant and Equipment - Continued

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the nine months ended September 30, 2020, the Company capitalized development costs of $6.671 million (September 30, 2019 - $30.239 million) necessary to bring the Project to commercial production.  In addition, borrowing costs directly attributable to the Project were capitalized in the amount of $nil (September 30, 2019 - $14.598 million) due to suspension of capitalization following the asset impairment during the three months ended December 31, 2019.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to September 30, 2020.

The Company regularly assesses whether there are indicators of asset impairment. During the first quarter of 2020, indicators were identified, including updates to the Project and developments related to ongoing legal challenges, which potentially affect the timing of the Project.  The recoverable amounts of mineral property, plant and equipment and intangibles were measured based on fair value less costs of disposal (“FVLCD”), determined by assessing future expected cash flows based on future business plans supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital.  The determination of FVLCD used Level 3 valuation techniques.   Based on the results of the Company’s recoverability analysis, the FVLCD exceeded the carrying amount of the assets and no impairment was required during the first quarter of 2020.  No indicators of asset impairment were identified during the second or third quarter of 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangibles

Details of the Intangibles are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Intangibles – beginning of period	$24,380	$24,185
Additions	62	195
Amortization	(39)	-
Intangibles – end of period	24,403	24,380
Gross carrying value	24,442	24,380
Accumulated amortization and impairment	$(39)	$-

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at September 30, 2020, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2019 – $24.185 million).

During the nine months ended September 30, 2020, the Company capitalized $0.062 million related to software costs (December 31, 2019 - $0.195 million).  As at September 30, 2020, the carrying amount of software intangibles was $0.218 million (December 31, 2019 – $0.195 million).

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Environmental Rehabilitation Provision – beginning of period	$52,525	$61,107
Change in estimate	1,229	(9,912)
Liabilities discharged	(392)	(742)
Accretion expense	1,561	2,072
Environmental Rehabilitation Provision – end of period	54,923	52,525
Less current portion	(1,513)	(1,276)
Non-current portion	$53,410	$51,249

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s best estimate of the environmental rehabilitation provision as at September 30, 2020 was $54.923 million (December 31, 2019 - $52.525 million) based on estimated cash flows required to settle this obligation in present day costs of $70.088 million (December 31, 2019 - $70.480 million), a projected inflation rate of 2.1% (December 31, 2019 – 2.2%), a market risk-free nominal interest rate of 3.8% (December 31, 2019 – 4.0%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management’s estimate, the liability would have increased by $8.4 million as at September 30, 2020 and conversely, if the discount rate had been 1% higher than management’s estimate, the liability would have decreased by $6.7 million as at September 30, 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.    Environmental Rehabilitation Provision - Continued

On November 1, 2018, the Company received the Permit to Mine and certain other permits for the Project from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the nine month period ended September 30, 2020.  As at September 30, 2020, the trust fund balance was $11.469 million (December 31, 2019 - $11.198 million).

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

•
Convertible debt (see Note 8) – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020. The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering;

•
Non-convertible debt – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company. The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

•	Promissory note (see Note 9) – agreement comprising $15.0 million initial principal note drawn in August 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Convertible Debt – beginning of period	$-	$56,984
Fair value of debenture funding	17,912	-
Change due to modification	-	792
Accretion and capitalized interest	414	2,105
Repayment	-	(59,881)
Convertible Debt – end of period	$18,326	$-

During 2008 and 2009, the Company issued $25.0 million of secured convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet. Interest was compounded quarterly and payable by increasing the principal amount of the debentures. Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $2.105 million was capitalized during 2019. Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest accrues on the unsecured debentures balance drawn at 4% per annum and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020 and the third tranche in the amount of $9.0 million was issued on September 30, 2020.  A final tranche of $7.0 million remains unissued.

The convertible debenture proceeds were bifurcated between the debt and equity components.  The fair value of the debt component was estimated using a discounted cash flow model method.  The fair value of the March 18, 2020 debt component was $5.213 million with the residual of $1.675 million allocated to equity.  Transaction costs for the financing were $0.112 million.  The fair value of the June 23, 2020 debt component was $5.472 million with the residual of $1.528 million allocated to equity.  The fair value of the September 30, 2020 debt component was $7.227 million with the residual of $1.773 million allocated to equity. The debt component has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  No borrowing costs were capitalized during 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Promissory Note

Details of the Promissory Note are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Promissory Note – beginning of period	$15,501	$-
Funding, net of costs	-	15,000
Accretion and capitalized interest	867	501
Promissory Note – end of period	$16,368	$15,501

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $1.368 million of interest has been capitalized to the principal amount of the promissory note.  Borrowing costs of $0.341 million were eligible for and were capitalized during 2019.  No borrowing costs were capitalized during 2020.

10. Share Capital

a)	Issuances for Cash and Land Acquisition

During the nine months ended September 30, 2020 the Company issued nil shares (September 30, 2019 – 40,017 shares) pursuant to the exercise of share options for proceeds of $nil (September 30, 2019 - $0.274 million).

During the nine months ended September 30, 2020 the Company issued nil shares (September 30, 2019 – 7,875 shares) to maintain land purchase options with the shares valued at $nil (September 30, 2019 - $0.046 million).

On June 24, 2020, shareholders approved the proposed consolidation of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation shares for every one (1) post-consolidation share and further authorized the Board of Directors to determine when and if to effect such consolidation.  Effective August 26, 2020, the Company completed the consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 250,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

During the nine months ended September 30, 2020, the Company recorded $1.747 million for share-based compensation (September 30, 2019 - $1.894 million) with $1.481 million expensed to share-based compensation (September 30, 2019 - $1.418 million) and $0.266 million capitalized to mineral property, plant and equipment (September 30, 2019 - $0.476 million).  The offsetting entries were to equity reserves for $0.812 million (September 30, 2019 - $1.819 million), share capital for $0.150 million (September 30, 2019 - $0.084 million) and payables for $0.785 million (September 30, 2019 - $0.009 million decrease).  Total share-based compensation for the period comprised $0.135 million for share options (September 30, 2019 - $1.142 million), $1.462 million for restricted share units (September 30, 2019 - $0.668 million), and $0.150 million for issuance of 57,481 unrestricted shares (September 30, 2019 - $0.084 million for 10,292 shares).  Exercise of options and warrants and vesting of restricted share units during the period resulted in $0.788 million being transferred from equity reserves to share capital (September 30, 2019 - $1.013 million).

c)	Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	2,406,600	$7.68	2,269,200	$9.11
Granted	25,000	3.90	362,500	8.10
Exercised	-	-	(62,500)	7.11
Expired	(136,400)	9.84	(162,600)	10.09
Anti-dilution adjustment	-	-	-	(1.21)
Outstanding – end of period	2,295,200	$7.51	2,406,600	$7.68

During the nine months ended September 30, 2020, the Company granted 25,000 share options (September 30, 2019 – 362,500 which had a fair value of $0.057 million (September 30, 2019 - $1.042 million) to be expensed and capitalized over the vesting periods.

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 7.00	1,048,500	1,048,500	$6.27	1.69
7.01 to 8.70	966,700	896,800	7.68	3.04
8.71 to 13.00	175,000	175,000	9.21	2.63
13.01 to 16.30	105,000	105,000	15.61	0.41
	2,295,200	2,225,300	$7.51	2.27

As at September 30, 2020 all outstanding share options had vested and were exercisable, with the exception of 69,900, which are scheduled to vest upon production.  The outstanding share options have expiry periods between 0.32 and 9.74 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Risk-free interest rate	0.33%	2.52%
Expected dividend yieldT	-	-
Expected forfeiture rate	-	-
Expected volatility	71.88%	54.56%
Expected life in years	5.00	2.50
Weighted average fair value of each option	$2.27	$2.87

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Outstanding - beginning of period	464,886	334,791
Granted	918,252	172,587
Vested	(153,855)	(104,937)
Forfeited	(10,099)	-
Anti-dilution adjustment	-	62,445
Rounding due to share consolidation	(25)	-
Outstanding - end of period	1,219,159	464,886

During the nine months ended September 30, 2020, the Company granted 918,252 restricted share units (September 30, 2019 – 163,212) which had a fair value of $2.389 million (September 30, 2019 - $1.325 million) to be expensed and capitalized over the vesting periods.

During the nine months ended September 30, 2020, there were nil restricted shares (September 30, 2019 – 9,550) settled upon vesting in shares, 119,242 restricted share units (September 30, 2019 – 64,451) settled upon vesting with shares and 34,613 restricted share units (September 30, 2019 – 30,936) settled upon vesting with cash for $0.085 million (September 30, 2019 – $0.232 million).

As at September 30, 2020, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance – 86,558; Production – 45,263; December 2020 – 32,500; January 2021 – 152,321; January 2022 – 800,446 and Other – 41,875).  The remaining 60,196 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 522,353 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e)      Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company’s
Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	270,000	364,000	270,000	364,000
Outstanding – end of period	270,000	364,000	270,000	364,000

f)    Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	3,137,918	$8.04	2,718,971	$9.49
Granted	-	-	645,800	7.37
Expired	-	-	(645,800)	8.23
Anti-dilution adjustment	-	-	418,947	(1.20)
Outstanding – end of period	3,137,918	$8.04	3,137,918	$8.04

The outstanding share purchase warrants have expiry periods between 1.05 years and 3.50 years, subject to acceleration in certain circumstances.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Risk-free interest rate	-	2.18%
Expected dividend yield	-	-
Expected forfeiture rateT	-	-
Expected volatility	-	52.59%
Expected life in years	-	3.00
Weighted average fair value of each warrant	$-	$2.42

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11. Finance Costs – Net

Details of net finance costs are as follows:

	Nine months ended
	September 30, 2020	September 30, 2019
Debt accretion and capitalized interest: Convertible debt (Note 8)	$414	$2,105
Non-convertible debt	-	12,305
Promissory note (Note 9)	867	188
Less: amounts capitalized on qualifying assets	-	(14,598)
Environmental rehabilitation accretion (Note 6)	1,561	1,527
Restricted deposit income	(271)	(492)
Cash interest income	(20)	(163)
Other finance (income) costs	(1,465)	1,000
Finance costs - net	$1,086	$1,872

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended
	September 30, 2020	September 30, 2019
Salaries and other short-term benefits	$2,040	$1,918
Other long-term benefitsT	54	44
Share-based payment (1)	1,428	1,713
Total	$3,522	$3,675

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than the President and CEO, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s ownership of 71.5% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9 the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the nine months ended September 30, 2020, the Company recorded $0.173 million (September 30, 2019 - $0.304 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at September 30, 2020, the Company had firm commitments of approximately $0.638 million with approximately $0.266 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  As a result of the assessment, no significant contingent liabilities were recorded as at September 30, 2020.

14. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at September 30, 2020 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$9,817	$-	$9,817
Restricted deposits	858	10,862	11,720
Amounts receivable and other assets	748	2,389	3,137
Total financial assets	11,423	13,251	24,674
Financial liabilities
Accounts payable and accruals	3,511	836	4,347
Convertible debt	18,326	-	18,326
Promissory note	16,368	-	16,368
Lease liabilities	581	-	581
Total financial liabilities	$38,786	$836	$39,622

The carrying values of each classification of financial instrument as at December 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$7,401	$-	$7,401
Restricted deposits	809	10,640	11,449
Amounts receivable and other assets	738	2,176	2,914
Total financial assets	8,948	12,816	21,764
Financial liabilities
Accounts payable and accruals	4,408	125	4,533
Promissory note	15,501	-	15,501
Lease liabilities	616	-	616
Total financial liabilities	$20,525	$125	$20,650

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2020 and for the three and nine months ended September 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.            Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits (see Note 6) measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.862 million (December 31, 2019 - $10.640 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.389 million (December 31, 2019 - $2.176 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.836 million (December 31, 2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.